Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

August 9, 2013

VIA EDGAR

Kimberly A. Browning, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale High Yield Alternative Strategies Fund LLC
File Nos.: 811-21965 (the “Fund” or the “Registrant”)

Dear Ms. Browning:

In connection with the Fund’s Amendment No. 14 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), we have received the following oral comments from you on May 23, 2013, and respond to each of the comments as set forth below.

1.           Please provide “Tandy” representations in Edgar correspondence.

The Registrant is making the “Tandy” representations set forth at the end of this response letter.

2.           In Part C, please review the incorporation by reference requirements on Form N-2, the wording currently provided is not correct and the proper wording is required.

The Registrant will revise the language to incorporate exhibits by reference in the next amendment to its Registration Statement.

3.           In Part C, there are still forms of certain agreements listed as exhibits.  At this point executed versions should be included.

The Registrant will include executed versions as exhibits in the next amendment to its Registration Statement.

Kimberly A. Browning, Esq.
August 9, 2013

4.           The term “higher yielding” investments is used in the Registration Statement.  Please define and provide a source for the definition.  Please also note the downside risks to investing in “higher yielding” investments.

The term “higher yielding” investments is meant to refer to investments “with lower credit quality and higher volatility than investment grade fixed income securities” as provided in the Registration Statement.  The Registrant will revise its Registration Statement to more clearly define “higher yielding” investments as fixed-income investments with lower credit ratings that pay a higher yield to compensate for greater risk.

The Registration Statement currently states the downside risks that “higher yielding” investments will be of lower credit quality and higher volatility than investment grade fixed-income securities.  In addition, the section of the Registration Statement entitled “PRINCIPAL RISK FACTORS, TYPES OF INVESTMENTS, AND INVESTMENT STRATEGIES OF THE PRIVATE FUNDS” includes a specific risk factor about “High Yield Securities.”  The Statement of Additional Information also clarifies that “Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Non-investment grade debt securities generally offer a higher yield than available from investment grade issues, but involve greater risk,” and describes other risks associated with such investments.  The Registrant intends to consider whether additional risk disclosure is appropriate.

5.           Please indicate that the lower credit quality investments are commonly referred to as “junk bonds.”  Also state the lowest quality credit rating that investments may be made in.  If there is a limit on what can be invested in, what is the policy if the Fund ends up holding something too low?  If the Fund may investment in unrated instruments, who will rate such instruments?

In the section of the Registration  Statement entitled “PRINCIPAL RISK FACTORS, TYPES OF INVESTMENTS, AND INVESTMENT STRATEGIES OF THE PRIVATE FUNDS” there is disclosure that states that below investment-grade corporate bonds are “also known as ‘junk’ bonds,” and that “lower-quality (high yield, high-risk) bonds” are “commonly referred to as ‘junk’ bonds.”

In addition, the Statement of Additional Information indicates that non-investment grade debt securities are commonly referred to as “junk bonds.”

The Registrant intends to consider whether additional disclosure would be appropriate elsewhere in the Registration Statement to indicate that lower credit quality investments may be commonly referred to as “junk bonds.”

As indicated throughout the Registration Statement, the Fund and the underlying funds and accounts in which the Fund may invest, may invest in below investment-grade securities (i.e., BB or lower) and unrated securities.  No one has been designated to rate any of the unrated instruments that may be held by the Fund or the underlying funds and accounts in which the Fund may invest.

Kimberly A. Browning, Esq.
August 9, 2013

6.           Since the Fund may issue dividends, the Registration Statement should disclose that investors may receive a “return of their invested capital.”  It is not enough to state that they may receive dividends.

The Fund has no intentions using dividends as a means of returning capital to investors.  Any dividends that are distributed to investors will be from net income.  The Fund may return investors’ capital through tender offers, but not in the form of dividends.

7.           With respect to the term “higher yielding” investments, the Fund should make clear that while it is expected that such investments will have higher yields, it should ensure fair and balanced disclosures and indicate that there is a risk that such investments may not in fact be “higher” yielding.

The Registrant intends to revise its Registration Statement to clarify that such investments may not in fact be higher yielding than other fixed-income investments.

8.           Do the underlying funds use leverage?  Please ensure that the disclosure about the underlying funds’ use of leverage is accurate, and confirm that the principal risks of the funds in which the Master Fund invests are disclosed.

Some or all of the underlying funds may use leverage.  Since the use of leverage by any particular underlying fund may vary, the Registration Statement has disclosed that is is “expected that the Private Funds will likely be leveraged.”  The Registrant believes that this disclosure throughout the Registration Statement is accurate as of this time and that principal risks associated with the underlying funds in which the Master Fund invests are disclosed.

9.           In the Summary section of the Registration Statement there is disclosure that the “interests in the Private Funds in which the Master Fund invests or plans to invest will generally be illiquid.”  Consider enhancing this disclosure further to articulate why such interests may be illiquid and the circumstances.

The Registrant intends to revise its Registration Statement to provide additional disclosure to further articulate why interests in the underlying funds may be illiquid and the circumstances.

10.           In connection with fee table – if the expense limitation is voluntary then this should not be included as a line item.  If the manager is willing to have a voluntary waiver that only the board can cancel within 12 months then this may be included as a line item.  Please confirm if the expense limitation agreement was filed as an exhibit; if not, please file the expense limitation agreement or other document that memorializes the voluntary waiver.

The Registrant confirms that the written expense limitation agreement is no longer in effect and the current expense limitation is voluntary.  The expense limit line item will be deleted.

Kimberly A. Browning, Esq.
August 9, 2013

11.           What allows for the breakdown of the acquired fund fees and expenses in footnote #1 under the Expense Table in the SUMMARY OF EXPENSES?

The footnote showing the breakdown of the components of the acquired fund fees and expenses is intended to help investors understand what is included in the Acquired Fund Fees and Expenses line item.  Based on comments received from, and discussions with, other SEC examiners the Registrant was under the impression that other staff members had no objection to the additional clarifying disclosure.  In particular, at the direction of other SEC examiners, the Registrant further indented this “sub-table” to clearly offset it from the main expense table.  The Registrant intends to consider whether it is appropriate to retain this clarifying disclosure here, or to move elsewhere in the Registration Statement.

12.           What is the authority for the inclusion of footnotes #2 and #3 under the Expense Table in the SUMMARY OF EXPENSES?  If there is no authority for these footnotes, should they not be removed?

Absent any prohibition or indication that the inclusion of these clarifying footnotes is not permitted, Registrant has not sought any specific authority for their inclusion.  Based on comments received from, and discussions with, other SEC examiners about the footnotes to the Expense Table in the SUMMARY OF EXPENSES Registrant was under the impression that other staff members had no objection to the additional disclosure in the clarifying footnotes.  The Registrant intends to consider whether it is appropriate to retain these clarifying footnotes here, or to move elsewhere in the Registration Statement.

13.           What is the purpose of the clause “For the avoidance of doubt” that appears in footnote #7 under the Expense Table in the SUMMARY OF EXPENSES?  Please revise to explain in plain English that these items are excluded from the limit.

This clause was added to the disclosure in direct response to comments received from the SEC on July 28, 2010, as reflected in the Correspondence filing dated August 8, 2010.  The Registrant intends to further revise and clarify this disclosure in the next amendment to its Registration Statement.

14.           The risk factor on “Borrowing” that appears on page 32 should state the percentage of the Master Fund’s assets that it can borrow against.

This risk factor is intended to highlight the risks associated with any borrowing by the Master Fund.  The Registrant did not believe that details about the specific percentage of the Master Fund’s assets that it can borrow against are relevant to the risks that are presented regardless of the size of such percentage.  The specifics about the percentage of the Master Fund’s assets that it can borrow against is disclosed on page 25 under the discussion of “Borrowing” in the section of the Registration Statement entitled “MANAGEMENT STRATEGY.”  Nevertheless, the Registrant intends to restate this information in this risk factor in the next amendment to its Registration Statement.

Kimberly A. Browning, Esq.
August 9, 2013

15.           Since the Registrant is not maintaining its registration under the Securities Act of 1933, as amended, please remove the reference to the Securities Act file number on the cover page.

Registrant left in the Securities Act File No. reference on the cover page without providing a file number merely to conform to the content of the form.  The Registrant intends to delete this from the cover page in the next amendment to its Registration Statement.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for all of your help regarding this filing.

Respectfully submitted,

/s/ Darren J. Edelstein
Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.